UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LIVE CURRENT MEDIA INC.

(Name of Issuer)

Common Stock, $0.001 par value

 (Title of Securities)

20343G 10 8

 (CUSIP Number)

Mr. C. Geoffrey Hampson
c/o Live Current Media Inc.
375 Water Street, Suite 645
Vancouver, British Columbia, Canada V6B 5C6
(604)-453-4870

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 21, 2010

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20343G 10 8

1. Names of Reporting Persons IRS Identification Nos. of Above Persons (Entities Only) C. Geoffrey Hampson
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☒
3. SEC Use Only
4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6. Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 2,927,050*
8. Shared Voting Power Not Applicable
9. Sole Dispositive Power 2,927,050*
10. Shared Dispositive Power Not Applicable
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,927,050*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 12.2%

14. Type of Reporting Person (See Instructions) IN
*This amount includes the following: 1,982,050 shares of Common Stock; options to purchase 750,000 shares of Common Stock; and warrants to purchase 195,000 shares of Common Stock.  This information has been computed in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.    Security and Issuer

382,800 shares of Common Stock, $0.001 par value (the “Shares”), of Live Current Media Inc. (the “Issuer”).  The Issuer’s address is 375 Water Street, Suite 645, Vancouver, British Columbia, Canada V6B 5C6.

Item 2.    Identity and Background

(a)    This statement is filed by C. Geoffrey Hampson (the “Reporting Person”).

(b)    The Reporting Person’s address is 375 Water Street, Suite 645, Vancouver, British Columbia, Canada V6B 5C6.

(c)    The Reporting Person is the chief executive officer, principal financial officer and a director of the Issuer.

(d)    During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)    During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    The Reporting Person is a citizen of Canada.

Item 3.    Source and Amount of Funds or Other Consideration

The Shares were purchased on December 21, 2009 with the Reporting Person’s funds.  The purchase price was $0.15 per Share for a total purchase price of $57,420.

Item 4.    Purpose of Transaction

The Reporting Person acquired the Shares as a personal investment.  Depending on market conditions and other factors, the Reporting Person may acquire additional securities of the Issuer as he deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with the Issuer or otherwise.  The Reporting Person also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions with third parties or otherwise.

In acquiring the Common Stock, the Reporting Person did not have any plan or proposal

(i)    that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(ii)    that would result in the sale or transfer of a material amount of assets of the Issuer;

(iii)    that would change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv)    that would result in any material change in the present capitalization or dividend policy of the Issuer;

(v)    that would result in any other material change in the Issuer’s business or corporate structure;

(vi)    that would result in any change in the Issuer’s charter, bylaws or instruments corresponding thereto in order to impede the acquisition of control of the Issuer;

(vii)    that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii)    that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(ix)    that would result in any action similar to those enumerated above.

Item 5.    Interest in Securities of the Issuer

As computed using Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns a total of 2,927,050 shares, or approximately 12.2%, of the Issuer’s Common Stock.  The Reporting Person has sole voting and dispositive power over these securities.  The Reporting Person’s securities include 1,982,050 shares of Common Stock, 750,000 shares of Common Stock that he may acquire through the exercise of an option and 195,000 shares of Common Stock that he may acquire through the exercise of warrants.  The Reporting Person had the right to receive approximately 239,097 shares of Common Stock that were to be issued to the Reporting Person as part of his compensation for services rendered to the Issuer, however, on December 28, 2009 the Reporting Person’s employment agreement was amended to pay the compensation in cash, rather than in Common Stock.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has an option to purchase 1,000,000 shares of the Issuer’s Common Stock, of which the right to purchase 750,000 shares has vested or will vest within 60 days.  The option was granted on September 11, 2007 and has a term of 5 years.  The exercise price is $0.65 per share.  The Reporting Person also has 2 warrants, each of which was granted on November 19, 2008, to purchase a total of 195,000 shares of the Issuer’s Common Stock.  The Reporting Person has the right to purchase 97,500 shares at a price of $0.78 per share and the right to purchase 97,500 shares at a price of $0.91 per share.  The warrants will expire on November 19, 2011.

Item 7.    Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2010

/s/ C. Geoffrey Hampson C. Geoffrey Hampson